As filed with the Securities and Exchange Commission on June 26, 2012

UNITED STATES OF AMERICA

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20349

In the matter of:

LORD, ABBETT & CO. LLC
LORD ABBETT GLOBAL FUND, INC.
LORD ABBETT INVESTMENT TRUST
LORD ABBETT SECURITIES TRUST

File No. 812-

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 for an
Exemption from Rule 12d1-2(a)

June 26, 2012

Please direct all communications regarding this Application to:

Thomas R. Phillips, Esq.
Lord, Abbett & Co. LLC
90 Hudson Street
Jersey City, NJ 07302

With copies to:

Matthew A. Chambers, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006

i

I. INTRODUCTION

Lord, Abbett & Co. LLC (“Lord Abbett”), Lord Abbett Global Fund, Inc., Lord Abbett Investment Trust, and Lord Abbett Securities Trust (collectively, the “Companies” and, collectively with Lord Abbett, “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicants from Rule 12d1-2(a) under the 1940 Act. Applicants request the exemption to the extent necessary to permit any existing or future series of each Company and of any other registered open-end management investment company that is advised by Lord Abbett or any person controlling, controlled by, or under common control with Lord Abbett (any such adviser or Lord Abbett, an “Adviser”) that is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act and that invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (each a “Fund of Funds,” and together with the Underlying Funds, the “Funds”),1 also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”). Applicants also request that the order exempt any entity, including any entity controlled by or under common control with an Adviser, that now or in the future acts as principal underwriter, broker, or dealer (if registered under the Securities Exchange Act of 1934, as amended), as to the transactions described herein.

II. APPLICANTS

Lord Abbett, the investment adviser to each of the Companies, is organized as a Delaware limited liability company and is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser also will be registered under the Advisers Act. Lord Abbett (or its affiliates) currently serves as the investment adviser to investment companies, other investment pools, and various individual and institutional clients with combined assets under management of approximately $120 billion as of May 31, 2012. Each Fund of Funds has entered or will enter into an investment advisory agreement with Lord Abbett or another Adviser pursuant to which the Adviser provides investment management advice (directly or through a sub-adviser) and manages the Fund of Funds’ business affairs, subject to the general oversight of the Fund of Funds’ board of directors or trustees, as the case may be (“Board”).

Lord Abbett Global Fund, Inc. is organized as a Maryland corporation; Lord Abbett Investment Trust and Lord Abbett Securities Trust each are organized as a Delaware statutory trust. Each Company is registered under the 1940 Act as an open-end management investment company. Series of each Company presently invest in both Underlying Funds and securities (as defined in

[1] Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and the condition in the Application.

Section 2(a)(36) of the 1940 Act) which are not issued by investment companies.

III. APPLICANTS’ PROPOSAL

Each Fund of Funds will invest in Underlying Funds as set forth in its prospectus and statement of additional information. Applicants propose that, subject to the terms and the condition set forth in this Application, such Funds of Funds also be permitted to invest in Other Investments. The Funds of Funds will comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act. The opportunity to invest in Other Investments will allow the Funds of Funds greater flexibility to meet their investment objectives. In addition, there may be times when using a derivative instrument may allow such a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. Lord Abbett believes that the ability of the Funds of Funds to invest in Underlying Funds in reliance on Rule 12d1-2 in combination with direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of mutual fund investors. Consistent with its fiduciary obligations under the 1940 Act, each Fund of Funds’ Board will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III) with respect to:

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the 1940 Act.2 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2) Securities (other than securities issued by an investment company); and

(3) Securities issued by a money market fund, when the acquisition is in reliance on rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.3 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies,

[2] See Fund of Fund Investments, Investment Company Act Release No. 27399 (June 20, 2006) (“Adopting Release”).

[3] See Adopting Release at 17, n.58.

directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”4 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”5

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.6 It permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission. . . .by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any . . . provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.7 Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12 (d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund have a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(G) or

[4] Id. at 17-18.

[5] See H.R. Rep. No. 622, 104th Cong. 2nd Sess., 43-44 (1996).

[6] See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the 1940 Act and unprovided for elsewhere in the 1940 Act”).

[7] SEC, Report on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d. Sess. 311-24 (1996).

Section 12(d)(1)(F). The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies, and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12 (d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein. See, e.g., DoubleLine Capital LP, Investment Company Act Release Nos. 29971 (February 28, 2012) (order) and 29943 (February 2, 2012) (notice); Stone Harbor Investment Partners, Investment Company Act Release Nos. 29830 (October 3, 2011) (order) and 29784 (September 7, 2011) (notice); Highmark Funds, Investment Company Act Release Nos. 29721 (July 12, 2011) (order) and 29694 (June 16, 2011) (notice); Pioneer Bond Fund, Investment Company Release Nos. 29259 (April 27, 2010) (order) and 29198 (March 31, 2010) (notice); FFCM, LLC and FQF Trust, Investment Company Release Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Columbia Funds Series Trust, Investment Company Release Nos. 28936 (September 30, 2009) (order) and 28896 (September 4, 2009) (notice).

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1. Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as follows: Lord Abbett (and the Companies, in care of Lord Abbett), 90 Hudson St., Jersey City, NJ 07032. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing this application on behalf of such Applicant is fully authorized to do so; that under the provisions of each Applicant’s limited liability company agreement, articles of incorporation, or declaration of trust, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in its managing member or Board, as applicable; that by resolutions duly adopted and attached to the Application as Exhibit A-1, A-2, and A-3 or by the other authority referred to therein, the Board of each Company has authorized any officer of the Company to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto; that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant; and that the authorization described in this Application is applicable to the individual who signs this Application and that such authorization still remains in effect.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1, B-2, B-3, and B-4 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

June 26, 2012

Respectfully submitted,

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan

Name:	Lawrence H. Kaplan
Title:	Member and General Counsel

LORD ABBETT GLOBAL FUND, INC.

By:	/s/ Thomas R. Phillips

Name:	Thomas R. Phillips
Title:	Vice President and Assistant Secretary

LORD ABBETT INVESTMENT TRUST

By:	/s/ Thomas R. Phillips

Name:	Thomas R. Phillips
Title:	Vice President and Assistant Secretary

LORD ABBETT SECURITIES TRUST

By:	/s/ Thomas R. Phillips

Name:	Thomas R. Phillips
Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

A-1.	Certification of Lord Abbett Global Fund, Inc. pursuant to Rule 0-2(c)(1)

A-2.	Certification of Lord Abbett Investment Trust pursuant to Rule 0-2(c)(1)

A-3.	Certification of Lord Abbett Securities Trust pursuant to Rule 0-2(c)(1)

B-1.	Verification of Lord, Abbett & Co. LLC pursuant to Rule 0-2(d)

B-2.	Verification of Lord Abbett Global Fund, Inc. pursuant to Rule 0-2(d)

B-3.	Verification of Lord Abbett Investment Trust pursuant to Rule 0-2(d)

B-4.	Verification of Lord Abbett Securities Trust pursuant to Rule 0-2(d)

EXHIBIT A-1

LORD ABBETT GLOBAL FUND, INC.
CERTIFICATION PURSUANT TO RULE 0-2(C)(1)

The undersigned hereby certifies as follows:

1.	I am the Vice President and Assistant Secretary, a duly authorized officer, of Lord Abbett Global Fund, Inc.

2.	In such capacity, I have examined the records of actions taken by the Board of Lord Abbett Global Fund, Inc.

3.	The Board has duly adopted the following resolutions:

RESOLVED, that the officers of the Fund be, and they hereby are, authorized to execute and file with the Securities and Exchange Commission, on behalf of the Fund, an application (including any necessary or appropriate amendments to such application) for an order exempting the present and future series of the Fund from Section 12(d)(1) of the 1940 act and Rule 12d1-2 thereunder so as to permit each such series to invest in financial instruments that are not “securities” within the contemplation of Rule 12d1-2 (the “Exemptive Application”), in a form satisfactory to such officers and counsel to the Fund, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the authorization hereby; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper, or adviser ball to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of such action and execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same as that authorized by this resolution.

IN WITNESS WHEREOF, I have hereunto set my hand on the date set forth below.

June 26, 2012

LORD ABBETT GLOBAL FUND, INC.

	By:	/s/ Thomas R. Phillips

	Name:	Thomas R. Phillips
	Title:	Vice President and Assistant Secretary

EXHIBIT A-2

LORD ABBETT INVESTMENT TRUST
CERTIFICATION PURSUANT TO RULE 0-2(C)(1)

The undersigned hereby certifies as follows:

1.	I am the Vice President and Assistant Secretary, a duly authorized officer, of Lord Abbett Investment Trust.

2.	In such capacity, I have examined the records of actions taken by the Board of Lord Abbett Investment Trust.

3.	The Board has duly adopted the following resolutions:

RESOLVED, that the officers of the Fund be, and they hereby are, authorized to execute and file with the Securities and Exchange Commission, on behalf of the Fund, an application (including any necessary or appropriate amendments to such application) for an order exempting the present and future series of the from Section 12(d)(1) of the 1940 act and Rule 12d1-2 thereunder so as to permit each such series to invest in financial instruments that are not “securities” within the contemplation of Rule 12d1-2 (the “Exemptive Application”), in a form satisfactory to such officers and counsel to the Fund, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and

FURTHER RESOLVED, that the officers of the be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper, or adviser ball to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of such action and execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same as that authorized by this resolution.

IN WITNESS WHEREOF, I have hereunto set my hand on the date set forth below.

June 26, 2012

LORD ABBETT INVESTMENT TRUST

	By:	/s/ Thomas R. Phillips

	Name:	Thomas R. Phillips
	Title:	Vice President and Assistant Secretary

EXHIBIT A-3

LORD ABBETT SECURITIES TRUST
CERTIFICATION PURSUANT TO RULE 0-2(C)(1)

The undersigned hereby certifies as follows:

1.	I am the Vice President and Assistant Secretary, a duly authorized officer, of Lord Abbett Securities Trust.

2.	In such capacity, I have examined the records of actions taken by the Board of Lord Abbett Securities Trust.

3.	The Board has duly adopted the following resolutions:

RESOLVED, that the officers of the Trust be, and they hereby are, authorized to execute and file with the Securities and Exchange Commission, on behalf of the Trust, an application (including any necessary or appropriate amendments to such application) for an order exempting the present and future series of the Trust from Section 12(d)(1) of the 1940 act and Rule 12d1-2 thereunder so as to permit each such series to invest in financial instruments that are not “securities” within the contemplation of Rule 12d1-2 (the “Exemptive Application”), in a form satisfactory to such officers and counsel to the Trust, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and underage corporate seal or otherwise, as shall in his or her judgment be necessary, proper, or adviser ball to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of such action and execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same as that authorized by this resolution.

IN WITNESS WHEREOF, I have hereunto set my hand on the date set forth below.

June 26, 2012

LORD ABBETT SECURITIES TRUST

	By:	/s/ Thomas R. Phillips

	Name:	Thomas R. Phillips
	Title:	Vice President and Assistant Secretary

EXHIBIT B-1

LORD, ABBETT & CO. LLC
VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned states that he has duly executed the attached application dated June 26, 2012 on behalf of Lord, Abbett & Co. LLC (“Lord Abbett”); that he is a Member and the General Counsel of Lord Abbett, and that all actions by Lord Abbett and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

June 26, 2012

	By:	/s/ Lawrence H. Kaplan

	Name:	Lawrence H. Kaplan
	Title:	Member and General Counsel

EXHIBIT B-2

LORD ABBETT GLOBAL FUND, INC.
VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned states that he has duly executed the attached application dated June 26, 2012 on behalf of Lord Abbett Global Fund, Inc.; that he is Vice President and Assistant Secretary of Lord Abbett Global Fund, Inc., that the laws of the jurisdiction of formation or governing documents of Lord Abbett Global Fund, Inc. authorize a person in the undersigned’s position to sign documents on behalf of thereof and that all actions by the Board necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

June 26, 2012

	By:	/s/ Thomas R. Phillips

	Name:	Thomas R. Phillips
	Title:	Vice President and Assistant Secretary

EXHIBIT B-3

LORD ABBETT INVESTMENT TRUST
VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned states that he has duly executed the attached application dated June 26, 2012 on behalf of Lord Abbett Investment Trust; that he is Vice President and Assistant Secretary of Lord Abbett Investment Trust, that the laws of the jurisdiction of formation or governing documents of Lord Abbett Investment Trust authorize a person in the undersigned’s position to sign documents on behalf of thereof and that all actions by the Board and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

June 26, 2012

	By:	/s/ Thomas R. Phillips

	Name:	Thomas R. Phillips
	Title:	Vice President and Assistant Secretary

EXHIBIT B-4

LORD ABBETT SECURITIES TRUST
VERIFICATION PURSUANT TO RULE 0-2(D)

The undersigned states that he has duly executed the attached application dated June 26, 2012 on behalf of Lord Abbett Securities Trust; that he is Vice President and Assistant Secretary of Lord Abbett Securities Trust, that the laws of the jurisdiction of formation or the governing documents of Lord Abbett Securities Trust authorize a person in the undersigned’s position to sign documents on behalf of thereof and that all actions by the Board and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

June 26, 2012

	By:	/s/ Thomas R. Phillips

	Name:	Thomas R. Phillips
	Title:	Vice President and Assistant Secretary